Exhibit 99.2

RESOLVED, that the Board, including all Independent Directors, has determined that the form, terms, and amount of the fidelity bond for the G Fund (the “G Fidelity Bond”), which have been described to the Directors at this meeting, are reasonable, after reviewing the terms of the G Fidelity Bond and having given due consideration to, among other things, the estimated value of the aggregate assets of the G Fund to which any person covered under the G Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the G Fund, and the nature of the securities held by the G Fund;

FURTHER RESOLVED, that the G Fidelity Bond is not to be canceled, terminated or modified except upon 60 days’ written notice to both the affected party and the SEC;

FURTHER RESOLVED, that the Board, including a majority of the Independent Directors, at least annually will review the G Fidelity Bond to determine whether the G Fidelity Bond is reasonable in form and amount;

FURTHER RESOLVED, that the appropriate officers of the G Fund and SkyBridge be, and each of them acting alone hereby is, designated and directed to make the filings and give the notices required by Rule 17g-1 under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”), including all filings and notices required by Rule 17g-1(g);

FURTHER RESOLVED, that, provided that the G Fidelity Bond is issued in the form, in the amount, and with the terms described to the Directors at this meeting, the G Fidelity Bond is approved by the Board, including all Independent Directors;

FURTHER RESOLVED, that the appropriate officers of the G Fund and SkyBridge be, and each of them acting alone hereby is, authorized to make any and all payments and to do any and all other acts, in the name and on behalf of the G Fund, as they, or any one of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions relating to the G Fidelity Bond;